SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2014
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Inc. Announces Financial Results For The Third Quarter 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Neovasc Inc. Announces Financial Results For The Third Quarter 2014

--Tiara receives conditional approval from FDA for Early Feasibility Study--

--Reducer Live Case completed successfully at TCT 2014--

NASDAQ: NVC
NTSX: NVC

VANCOUVER, Nov. 13, 2014 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced financial results for the three and nine months ended September 30, 2014. All results are reported in Canadian dollars unless otherwise stated.

"The third quarter marked another successful period at Neovasc, highlighted by the FDA approval of our Tiara-I Early Feasibility Trial.  Tiara™ is challenging to become one of the first transcatheter mitral valves available for treating mitral regurgitation, a serious cardiovascular condition for which there are insufficient therapies for the millions who are afflicted," said Neovasc CEO Alexei Marko. 'With industry leading centres and investigators participating, and preparation for patient recruitment underway, we are focused on ensuring Tiara-I is a success."

"Our strong cash balance and accelerating investment in our lead implant devices reflect our preparation for advanced clinical programs for both Tiara and Reducer™," said Neovasc CFO, Chris Clark. "As we make progress on these products including building out our global regulatory and clinical team, the legacy medical tissue business continues to perform profitably helping to support and fund the business."

Revenues

Revenues increased 17% year-over-year to $4,269,360 for the three months ended September 30, 2014, compared to revenues of $3,633,891 for the same period in 2013. Revenues increased 48% year-over-year to $12,510,010 for the nine months ended September 30, 2014, compared to revenues of $8,436,086 for the same period in 2013.

Product sales for the three months ended September 30, 2014 were $471,468, compared to $654,809 for the same period in 2013, representing a decrease of 28%.  Product sales for the nine months ended September 30, 2014 were $1,965,387, compared to $2,011,688 for the same period in 2013, representing a decrease of 2%.  Product sales are solely comprised of sales of surgical patches to LeMaitre.  Concurrent with the sale of a license to LeMaitre to produce these surgical patches in-house, Neovasc also agreed to continue to supply LeMaitre with surgical patches at a discounted price until LeMaitre receives appropriate regulatory approvals and start manufacture of the surgical patches itself. LeMaitre anticipates receiving the appropriate regulatory approvals towards the end of 2014.  After that time, Neovasc will cease manufacturing all surgical patches for LeMaitre.

Contract manufacturing revenues for the three months ended September 30, 2014 were $1,366,552, compared to $583,466 for the same period in 2013, representing an increase of 134%.  Contract manufacturing revenues for the nine months ended September 30, 2014 were $2,273,493, compared to $1,679,976 for the same period in 2013, representing an increase of 35%.  During the first quarter of 2014, one customer adopted a new manufacturing process, which prevented shipment of product until adoption of the new process was completed. These contract manufacturing revenues resumed in the second quarter of 2014 and subsequently there has been growth in this revenue segment as our customers begin to commercialize their products.

Revenues from consulting services for the three months ended September 30, 2014 were $2,431,340, compared to $2,395,616 for the same period in 2013, representing an increase of 1%. Revenues from consulting services for the nine months ended September 30, 2014 were $8,271,130, compared to $4,744,422 for the same period in 2013, representing an increase of 74%.  The bulk of the growth during the nine months ended September 30, 2014 compared to the same periods in 2013 reflected growth in consulting revenues earned with each of the Company's top three consulting services customers. The Company's consulting service revenues are customer-driven and they can fluctuate from quarter-to-quarter and year-to-year as customers' development program expenditures fluctuate according to their stage of development.  The Company hopes and anticipates that it will be able to convert more of its current consulting services customers into contract manufacturing customers as they advance their product development programs towards commercialization and market introduction.  However, this shift is dependent on our customers' product development success and is therefore difficult to forecast.

Cost of Goods Sold

The cost of goods sold for the three and nine months ended September 30, 2014 was $2,468,747 and $7,450,193, respectively, compared to $2,160,092 and $5,027,528 for the same periods in 2013.  The overall gross margin for the three and nine months ended September 30, 2014 was 42% and 40%, respectively, compared to 41% and 40% gross margin for the same periods in 2013. Neovasc anticipates the margins will improve as the sale of lower margin surgical strips to LeMaitre is discontinued and the revenue mix shifts to higher margin contract manufacturing and consulting services revenues.

Expenses

Total expenses for the three and nine months ended September 30, 2014 were $6,423,477 and $16,555,555, respectively, compared to $2,895,782 and $8,205,049 for the same periods in 2013, representing an increase of $3,527,695, or 122% and $8,350,506 or 102%, respectively.    The increase in total expenses for the three months ended September 30, 2014 compared to the same period in 2013 reflects a $2,090,956 increase in share-based payment, a $1,003,917 increase in general and administrative expenses, and a $421,766 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs. The increase in total expenses for the nine months ended September 30, 2014 compared to the same period in 2013 reflects a $4,942,655 increase in share-based payment, a $2,312,473 increase in general and administrative expenses, and a $1,094,203 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs.

Selling expenses for the three and nine months ended September 30, 2014 were $19,285 and $63,613, respectively, compared to $7,366 and $60,058 for the same periods in 2013. The Company is continuing to maintain relatively constant and modest selling and marketing costs while it focuses on growing its business-to-business revenue streams.

General and administrative expenses for the three and nine months ended September 30, 2014 were $2,916,141 and $8,656,982, respectively, compared to $1,009,473 and $3,663,868  for the same periods in 2013, representing an increase of $1,906,668, or 189% and $4,993,114, or 136%.  The increase in general and administrative expenses for the three and nine months ended September 30, 2014 compared to the same periods in 2013 can be substantially explained by a $902,751 and $2,680,641 increase in share-based payments, respectively, and by a $1,003,917 and $2,312,473 increase in other expenses, representing a 120% and 96% increase in other expenses, respectively. For the nine months ended September 30, 2014, approximately $1.3m relates to accounting, listing and legal expenses incurred while completing the Company's dual listing on the Nasdaq and graduation to the TSX main board and other corporate restructuring, approximately $400,000 relates to litigation expenses associated with the claims made by CardiAQ as discussed in detail in the Company's MD&A, approximately $300,000 relates to an increase in general and administrative staff and an increase in the size of the scientific advisory board as well as an increase in compensation to the board, senior management and the scientific advisory board, approximately $200,000 relates to a write down of an amount owed by one customer, and approximately $100,000 relates to an increase in travel activities, particularly by the Chief Executive Officer.

Product development and clinical trial expenses for the three and nine months ended September 30, 2014 were $3,488,051 and $7,834,960, respectively, compared to $1,878,943 and $4,481,123 for the same periods in 2013, representing an increase of $1,609,108, or 86% and $3,353,837 or 75%, respectively.  The increase in product development and clinical trial expenses for the three and nine months ended September 30, 2014 was due to $1,187,342 and $2,259,634 increase in share-based payment, respectively, a $311,484 and $560,266 increase in cash–based employee expenses as the Company hired additional staff to build up a clinical trial team and a $110,282 and $533,937 increase in other expenses, respectively, as the Company invested in its two major new product initiatives.

The Company's expenses are subject to inflation and cost increases.  Salaries and wages have increased on average by 6% in the nine months ended September 30, 2014 compared to the same period in 2013.  The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income

The other income for the three months ended September 30, 2014 was $34,319, compared to other expense of $17,843 for the same period in 2013. The other income for the nine months ended September 30, 2014 was $55,210, compared to other income of $258,116 for the same period in 2013. The Company benefited from significant foreign exchange gains on its foreign currency-denominated cash and cash equivalents and accounts receivable in 2013.

Losses

The losses for the three and nine months ended September 30, 2014 were $4,588,545 and $11,440,528, or $0.09 and $0.22 basic and diluted loss per share, respectively, as compared with a loss of $1,439,826 and $4,538,375, or $0.03 and $0.10 basic and diluted loss per share for the same periods in 2013.  The $3,148,719 increase in the loss incurred for the three months ended September 30, 2014 compared to the same period in 2013 can be substantially explained by a $2,140,046 increase in share-based payments, a $1,003,917 increase in general and administrative expenses and a $421,766 increase in product development and clinical trial expenses. These increases in expenses were partially offset by a $326,814 increase in the gross profit for the same period.  The $6,902,153 increase in the loss incurred for the nine months ended September 30, 2014 as compared to the same period in 2013 can be substantially explained by a $5,034,966 increase in share-based payments, a $2,312,473 increase in general and administrative expenses and a $1,094,203 increase in product development and clinical trial expenses.  These increases in expenses were partially offset by a $1,651,259 increase in the gross profit for the same period.  Under the Black Scholes model used to value the options, the significantly higher price of the Company's shares in 2014 produced a higher overall valuation of the options issued, and therefore resulted in a higher non-cash charge to the income statement in 2014.

Liquidity and Capital Resources

Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings.  At September 30, 2014, the Company had cash and cash equivalents of $9,723,488 compared to cash and cash equivalents of $3,403,472 at December 31, 2013, as well as $11,999,999 invested in longer term investments falling due within one year.

Cash used in operating activities for the three and nine months ended September 30, 2014, was $3,693,697 and $5,855,902, respectively, compared to $1,573,872 and $3,605,021 for the same periods in 2013.  For the three months ended September 30, 2014, operating expenses were $2,150,205, compared to $1,102,435 for the same period in 2013, as more expenses were incurred in general and administrative and research and development and clinical trials activities and working capital items absorbed cash of $1,597,452, compared to $469,197 for the same period in 2013, as accounts receivable absorbed more cash associated with revenue growth and accounts payable decreased as the Company improved its speed of payments to suppliers. For the nine months ended September 30, 2014, operating expenses were $4,678,840, compared to $2,773,226 for the same period in 2013, as more expenses were incurred in general and administrative and research and development and clinical trials activities and working capital items used cash of $1,267,195, compared to working capital items used cash of $824,844 for the same period in 2013, as prepaid expenses and other assets increased with the payment of deposits for our leased office space and the payment of our directors and officers insurance in advance rather than on a monthly basis.

For the nine months ended September 30, 2014, the Company invested $11,999,999 in longer term investments, as its cash and cash equivalents are sufficient to meet its obligations in the short-term.  For the three and nine months ended September 30, 2014, the Company invested in $284,854 and $601,857 in property, plant and equipment, respectively, compared to $111,150 and $1,004,182 for the same periods in 2013. During 2013, the Company invested capital to expand its clean room and manufacturing facilities and research and development capabilities.

For the three and nine months ended September 30, 2014, net cash provided by financing activities was $14,205 and $24,777,774, respectively, compared to $389,530 and $2,920,368 for the same periods in 2013.  On March 26, 2014, the Company closed a bought deal equity prospectus offering underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of $6.00 per common share, for gross cash proceeds to the Company of $25,152,000. The share issue cost was $506,651.

The majority of the Company's cash and cash equivalents at September 30, 2014 were denominated in Canadian dollars.  The Company is exposed to foreign currency fluctuations on $558,937 of its cash and cash equivalents held in U.S. dollars and European euros.

Outstanding Share Data

As at November 13, 2014, the Company had 53,756,932 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 9,436,001 stock options with a weighted average price of $2.35.  The fully diluted share capital of the Company at November 13, 2014 is 63,192,933.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's Third Quarter 2014 Interim Financial Statements and Notes and its Third Quarter Management's Discussion and Analysis (MD&A) will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR and EDGAR.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. In particular the following statements in this news release constitute forward-looking statements; statements regarding the Company's expectations regarding Tiara™, the anticipated accelerating investment in the Company's lead implant devices, the Company's expectations regarding future sales of surgical patches to LeMaitre, the Company's expectation that it will be able to convert more consulting services customers into contract manufacturing customers, and its expectations regarding gross margin and expenses.  Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: risks relating to regulatory requirements, including the inherent uncertainties of research and development, risks related to medical devices and clinical procedures, the Company's ability to comply with the conditions of the FDA's approval, the Company's ability to successfully receive any required local or institutional approvals, risks related to necessary enrollment of patients, the possibility of unfavorable or delayed clinical trial results, whether the FDA and other regulators will be satisfied with the results from the TIARA-I Early Feasibility Trial and further trials and studies that will be required; general economic and business conditions, both nationally and in the regions in which the Company operates; the merits and the Company's defense of the lawsuit filed by CardiAQ; our anticipated use of proceeds from any financings; a history of losses and lack of and uncertainty of revenues; ability to obtain required financing; the demand and growth of our tissue and consulting business and expenses related to the same; ability to properly integrate newly acquired businesses; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators and the Securities and Exchange Commission. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

Condensed Interim Consolidated Statements of Financial Position (Unaudited)
(Expressed in Canadian dollars)

	September 30, 2014		December 31, 2013
ASSETS			(Audited)
Current assets
Cash and cash equivalents	$9,723,488		$3,403,472
Investments	11,999,999		-
Accounts receivable	2,248,688		1,289,933
Inventory	743,260		484,811
Prepaid expenses and other assets	236,451		28,266
Total current assets	24,951,886		5,206,482

Non-current assets
Property, plant and equipment	2,545,464		2,236,900
Total non-current assets	2,545,464		2,236,900

Total assets	$27,497,350		$7,443,382

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,677,545		$1,577,158
Current portion of long-term debt	44,368		43,548
Total current liabilities	1,721,913		1,620,706

Non-current liabilities
Long-term debt	168,305		200,084
Total non-current liabilities	168,305		200,084

Total liabilities	1,890,218		1,820,790

Equity
Share capital	98,974,133		73,411,391
Contributed surplus	16,167,530		10,305,204
Deficit	(89,534,531)		(78,094,003)
Total equity	25,607,132		5,622,592

Total liabilities and equity	$27,497,350		$7,443,382

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and nine months ended September 30,
(Expressed in Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,
		2014	2013	2014	2013

REVENUE
Product sales		$471,468	$654,809	$1,965,387	$2,011,688
Contract manufacturing		1,366,552	583,466	2,273,493	1,679,976
Consulting services		2,431,340	2,395,616	8,271,130	4,744,422
		4,269,360	3,633,891	12,510,010	8,436,086

COST OF GOODS SOLD		2,468,747	2,160,092	7,450,193	5,027,528
GROSS PROFIT		1,800,613	1,473,799	5,059,817	3,408,558

EXPENSES
Selling expenses		19,285	7,366	63,613	60,058
General and administrative expenses		2,916,141	1,009,473	8,656,982	3,663,868
Product development and clinical trials expenses		3,488,051	1,878,943	7,834,960	4,481,123
		6,423,477	2,895,782	16,555,555	8,205,049

OPERATING LOSS		(4,622,864)	(1,421,983)	(11,495,738)	(4,796,491)

OTHER INCOME/(EXPENSE)
Interest income		77,897	-	153,835	-
Interest expense		(1,883)	(2,240)	(5,895)	(6,951)
Loss on disposal of property and equipment		(32,022)	-	(32,022)	-
(Loss)/gain on foreign exchange		(9,673)	(15,603)	(60,708)	265,067
		34,319	(17,843)	55,210	258,116

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD		$(4,588,545)	$(1,439,826)	$(11,440,528)	$(4,538,375)

LOSS PER SHARE
Basic and diluted loss per share		$(0.09)	$(0.03)	$(0.22)	$(0.10)

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three and nine months ended September 30,
(Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
OPERATING ACTIVITIES
Loss for the period	$(4,588,545)	$(1,439,826)	$(11,440,528)	$(4,538,375)
Adjustments for:
Depreciation	96,638	89,503	261,271	176,829
Share-based payments	2,385,694	245,648	6,616,335	1,581,369
Loss on disposal of property and equipment	32,022	-	32,022	-
Interest income	(77,897)	-	(153,835)	-
Interest expense	1,883	2,240	5,895	6,951
	(2,150,205)	(1,102,435)	(4,678,840)	(2,773,226)

Net change in non-cash working capital items:
Accounts receivable	(885,334)	(425,371)	(900,948)	(879,689)
Inventory	91,780	(41,670)	(258,449)	(286,143)
Prepaid expenses and other assets	(92,772)	63,032	(208,185)	(28,276)
Accounts payable and accrued liabilities	(594,826)	(65,188)	100,387	369,264
Customer deposits	(116,300)	-	-	-
	(1,597,452)	(469,197)	(1,267,195)	(824,844)
Interest paid and received:
Interest received	55,843	-	96,028	-
Interest paid	(1,883)	(2,240)	(5,895)	(6,951)
	53,960	(2,240)	90,133	(6,951)

	(3,693,697)	(1,573,872)	(5,855,902)	(3,605,021)

INVESTING ACTIVITES
Investment in guaranteed investment certificates	(2,000,000)	-	(11,999,999)	-
Purchase of property, plant and equipment	(284,854)	(111,150)	(601,857)	(1,004,182)
	(2,284,854)	(111,150)	(12,601,856)	(1,004,182)

FINANCING ACTIVITIES
Decrease in bank overdraft	-	(80,110)	-	-
Repayment of long-term debt	(10,401)	(10,045)	(30,959)	(29,904)
Proceeds from share issuance (net of issue costs of $506,651)	-	-	24,645,349	-
Proceeds from exercise of warrants	-	472,187	-	2,919,062
Proceeds from exercise of options	24,606	7,498	163,384	31,210
	14,205	389,530	24,777,774	2,920,368

NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,964,346)	(1,295,492)	6,320,016	(1,688,835)

CASH AND CASH EQUIVALENTS
Beginning of the period	15,687,834	5,467,777	3,403,472	5,861,120
End of the period	9,723,488	$4,172,285	$9,723,488	$4,172,285

Represented by:
Cash	$628,990	$4,172,285	$628,990	$4,172,285
Cashable high interest savings accounts	9,094,498	-	9,094,498	-
	$9,723,488	$4,172,285	$9,723,488	$4,172,285

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 13-NOV-14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: November 13, 2014	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer